SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _________ to _________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PACIFICORP K PLUS EMPLOYEE SAVINGS PLAN
825 N.E. Multnomah, Portland, Oregon  97232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCOTTISH POWER plc
1 Atlantic Quay, Glasgow, G2 8SP, Scotland

PacifiCorp K Plus Employee

Savings Plan

Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2001 and 2000

PacifiCorp K Plus Employee Savings Plan

Table of Contents

                                                                                                                   Page

Report of Independent Accountants                                                            1

Financial Statements:

Statement of Net Assets Available for Benefits                                           2

Statement of Changes in Net Assets Available for Benefits                        3

Notes to Financial Statements                                                                     4

Supplemental Schedule: *

Schedule H, line 4i - Schedule of Assets (Held at End of Year);               11

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Trustees of

PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon

June 21, 2002

PacifiCorp K Plus Employee Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2001 and 2000

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2001 and 2000

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

1. Plan Description

The following brief description of the PacifiCorp K Plus Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

Effective January 1, 1988, PacifiCorp (the Company) and most of its subsidiaries (collectively, the Employers) adopted the Plan. The Plan is a tax-qualified Employee Savings Plan covering employees of the Employers, except employees identified as "casual employees" within the Employers' payroll systems, employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and temporary employees. Qualified employees of the Employers become eligible to participate after completing one month of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Plan (Pre-Tax Contributions). Different percentages can apply to separate employee groups, but in no event will the percentage be more than 16% of eligible compensation. Effective January 1, 2002, participants may elect to contribute up to 20% of eligible compensation.

Each of the Employers makes a matching contribution each year for each participant (Matching Contribution). The Matching Contribution is a percentage of the participant's Pre-Tax Contribution for the year, up to 6% of the participant's compensation for the year. The Matching Contribution percentage is 50% or a percentage fixed in the Employer's adoption statement, by resolution of the Board of Directors of the Employers and announced to participants, or pursuant to a collective bargaining agreement. Other than for participants covered by certain collective bargaining agreements, the Matching Contribution is made to the PacifiCorp K Plus Employee Stock Ownership Plan, another employee benefit plan sponsored by the Company.

Effective in May 2002, the Matching Contribution for non-union employees will be directed to the same fund(s) that each participant invests their Pre-Tax Contributions. For bargaining unit employees, this same change will be effective pursuant to agreement with the respective collective bargaining unit leadership.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

1. Plan Description (Continued)

Vesting

Pre-Tax Contributions are fully vested at all times. Matching Contributions are vested based on years of service as follows:

Participant accounts

Each participant's account is credited with Pre-Tax Contributions, Matching Contributions, where applicable, and an allocation of the Plan's net earnings or losses. Pre-Tax Contributions are credited based on the participant's election. Matching Contributions are credited according to the formula defined in the Plan document, and Plan earnings are allocated based on participant account balances.

Participant withdrawals

Vested benefits are payable in a lump sum upon retirement, termination, death or disability. If the participant's account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Plan also provides for withdrawals due to financial hardship.

Participant loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance under the Plan. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, except for some loans, which are transferred in from other plans, which maintain their existing terms. The loans bear interest at a rate commensurate with local prevailing rates and are secured by the balance in the participant's account and an assignment of current pay of the participant sufficient to service the loan.

Plan termination

Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA. Upon terminating the Plan, the Company may either liquidate the assets or continue to pay benefits as they become payable under Plan provisions. If the assets are liquidated, the net assets (after payment of expenses) will be allocated among participants in proportion to their account balances.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation

On November 29, 1999, the Company and Scottish Power plc (ScottishPower) completed their merger under which the Company became an indirect subsidiary of ScottishPower. Each share of the Company's stock in the Plan was converted to 0.58 ScottishPower American Depository Shares (ScottishPower ADS). Each ScottishPower ADS represents four ordinary shares of ScottishPower common stock.

The investments in ScottishPower ADS are stated at fair value based on published market quotations at year-end. The per share market values of the ScottishPower ADS at December 31, 2001 and 2000 were $21.70 and $30.31, respectively.

Investments in mutual funds and the common and commingled trust fund are stated at fair value based on quoted market prices. Temporary cash investments and participant loans are stated at cost, which approximates fair value.

The Plan's investments in guaranteed investment contracts are stated at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the guaranteed investment contracts. At December 31, 2001 and 2000, the fair value of all investment contracts was $83,585,914 and $75,765,895, respectively. The average yield to maturity of the guaranteed investment contracts was 6.14% and 6.24% at December 31, 2001 and 2000, respectively. There were no valuation reserves at December 31, 2001 and 2000.

Fixed rate guaranteed investment contract crediting rates are applied as determined at the time of purchase and are constant until maturity. Variable or floating rate contracts' crediting rates are reset from time to time to minimize the spread between market and book value for security-backed investments or to allow the general account investment to be interest rate responsive. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. The average crediting interest rate was 5.99% and 6.36% at December 31, 2001 and 2000. Minimum crediting interest rates vary per contract.

Some investment contracts contain contingencies that could lead to penalties being assessed on withdrawals from the contract that are the result of events initiated by the Company such as plan terminations, spin-offs or early retirement programs.

Investment transactions and investment income

Investment transactions are accounted for on the date the investments are

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Investment transactions and investment income (continued)

purchased or sold (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on these investments.

Payment of benefits

Benefits are recorded when paid. As of December 31, 2001 and 2000, net assets available for benefits included benefits of $1,012,145 and $1,082,540, respectively, due to participants who have withdrawn from participation in the Plan.

As a result of the May 4, 2000 sale of the Centralia power plant and adjacent mine to TransAlta, the related active employees ceased participation in the Plan. These participants' balances totaling $30,348,238 were transferred to a similar plan sponsored by TransAlta.

Administrative expenses

The Plan provides that each participating Employer may pay administrative costs and expenses of the Plan; those costs not paid by each Employer are paid from Plan assets.

Participant loans

Loan transactions are treated as a transfer between the investment funds and the Participant Loan Fund.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to certain prior year amounts to make them comparable to the current year presentation. These changes had no effect on previously reported net assets available for benefits.

New accounting pronouncements

On January 1, 2001, Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 became effective for the Plan.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

New accounting pronouncements (continued)

In October 2001, the Derivatives Implementation Group (DIG) issued guidance under SFAS No. 133 Implementation Issue C19, Contracts Subject to Statement 35, Statement 110, or Statement of Position 94-4 (Issue C19), which provides that contracts that are accounted for under either SFAS No. 110 or SFAS No. 35, as amended by SFAS No. 110, or SOP 94-4 are exempt from SFAS No. 133. A FASB Exposure Draft of a proposed amendment to SFAS No. 133 addressing these issues was recently issued. Accordingly, the Plan continues to apply SOP 94-4.

To date, the DIG has issued more than 100 interpretations to provide "guidance" in applying SFAS No. 133. As the DIG or the FASB continues to issue interpretations, the Plan may change the conclusions that it has reached and, as a result, the accounting treatment and financial statement impact could change in the future.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets:

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($81,121,827) and ($56,736,908), respectively, as follows:

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

4. Party-in-Interest Transactions

Certain Plan investments are shares of ScottishPower ADS, the Bankers Trust Pyramid Directed Account Cash Fund and Pyramid Equity Index Fund. Indirectly, ScottishPower is the Plan Sponsor and Bankers Trust is the trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

Purchases of sponsor-related stock during the years ended December 31, 2001 and 2000 were as follows:

5. Concentration of Risk

At December 31, 2001 and 2000, the Plan's assets consist primarily of investments in financial instruments, including temporary cash investments, guaranteed investment contracts, ScottishPower ADS, mutual funds, a common and commingled trust fund and participant loans. The Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Plan to concentrations of risk, as from time-to-time, (a) cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, (b) market values of securities are dependent on the ability of the issuers to honor contractual commitments, and (c) the value of ScottishPower ADS, mutual funds and the common and commingled trust fund are subject to changes in market values.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated June 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan received a favorable determination letter from the IRS dated May 6, 2002 relating to amendments adopted by the Plan effective prior to the date thereof.

Supplemental Schedule

PacifiCorp K Plus Employee Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

PacifiCorp K Plus Employee Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year), Continued

December 31, 2001

SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.
PacifiCorp By Daniel J. Rosborough Daniel J. Rosborough Administrative Committee Secretary